Exhibit 99.1

BiondVax Reports Second Quarter Financial Results and Provides Business Update

Jerusalem, Israel – Aug. 11, 2023 – via IBN - BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, announces the publication today of its financial results for the second quarter ended June 30, 2023, and provided a business update.

Second Quarter 2023 Financial Summary

●	R&D expenses for the three months ended June 30, 2023, amounted to $1.45 million compared with $1.97 million for the three months ended June 30, 2022.

●	Marketing, general and administrative expenses for the three months ended June 30, 2023, amounted to $1.14 million compared with $1.29 million for the three months ended June 30, 2022.

●	Total operating expenses for the three months ended June 30, 2023, amounted to $2.56 million compared with $3.26 million for the three months ended June 30, 2022.

●	Financial (loss) income for the three months ended June 30, 2023, amounted to $1.16 million loss compared with $0.28 million income for the three months ended June 30, 2022.

●	Net loss for the three months ended June 30, 2023, amounted to $3.76 million compared with $2.98 million for the three months ended June 30, 2022.

As of June 30, 2023, BiondVax had cash and cash equivalents of $7.6 million as compared to $14.2 million as of December 31, 2022. In the six months ended June 30, 2023, BiondVax had an operating loss of $7.3 million and negative cash flows from operating activities of $5.9 million. BiondVax’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost-savings plan. BiondVax is planning to finance its operations from its existing working capital resources and additional sources of capital and financing with respect to which the Company has initiated actions. However, there is no assurance that additional capital and/or financing will be available to BiondVax, and even if available, whether it will be on terms acceptable to BiondVax or in amounts required. Accordingly, BiondVax’s board of directors approved the cost-savings plan mentioned above, to be implemented if and as required, in whole or in part, at its discretion, to allow BiondVax to continue its operations and meet its cash obligations. The cost-savings plan consists of cutting expenditures by means of further efficiencies and synergies, which include mainly the reduction in headcount and postponing or cancelling capital expenditures that would not be required for the implementation of the revised business plan. BiondVax’s Board of Directors believes that BiondVax’s existing financial resources, potential successful capital raisings and its current operating plans (including the possible disposition of assets outside the ordinary course of business) and restructuring of debt, along with the effects of the cost-savings plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the date hereof, although there is no guarantee.

BiondVax’s unaudited financial results will be submitted to the Securities and Exchange Commission on Form 6-K. A summary of such results is included in the tables below.

Business Update

●	CDMO:

o	As announced previously, BiondVax has decided to leverage its aseptic manufacturing site and laboratories by creating a CDMO business unit in parallel to its innovative R&D business unit. The CDMO business unit offers biological drug development services with a focus on preclinical and small clinical stage biopharmaceutical companies. These companies tend to have limited capital and require cost effective drug development services that can be executed in very short timelines. These companies also typically lack the resources required to build their own laboratories and production lines for biological drug development. They also often encounter challenges working with large CDMOs due to the relatively high costs, long timelines and lack of agility in their processes. To overcome these challenges, preclinical and small clinical stage companies may outsource product development to a boutique CDMO such as the one owned by BiondVax. In particular, BiondVax’s CDMO business unit allows clients to leverage BiondVax’s expertise in process development, optimization, scale-up, GMP manufacturing for clinical trials, and navigating complex regulatory frameworks. Additional information is available at www.biondvax.com/cdmo.

●	Pipeline Development:

o	In June 2023, BiondVax signed an exclusive license agreement with Max Planck Innovation for development and commercialization of a novel anti-IL-17 NanoAb (VHH antibody) for treatment of autoimmune and inflammatory diseases including psoriasis. We are aggressively advancing the NanoAb preclinical development and expect the IL-17 NanoAb to enter clinical testing in 2024.

o	BiondVax is pursuing a strategic partnership for its COVID-19 self-administered inhaled NanoAb therapeutic/prophylactic which demonstrated highly promising in vivo results in animals.

o	NanoAbs for treatment of additional autoimmune diseases such as asthma and wet AMD are being developed at Max Planck and University Medical Center Göttingen as part of their research collaboration agreement with BiondVax. BiondVax holds exclusive options for exclusive licenses at pre agreed financial terms for each of the resulting nanoAbs.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, the company has executed eight clinical trials including a seven-country, 12,400-participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Company Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding cash liquidity, strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all, and the risk that BiondVax may not be able to execute its operating plan; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the loans under its finance contract with BiondVax; risks relating to the SARS-CoV-2 (COVID-19) virus; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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CONDENSED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,506	$14,075
Restricted cash	126	140
Prepaid expenses and other receivables	138	155

Total current assets	7,770	14,370

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,802	11,245
Operating lease right-of-use assets	1,325	1,452

Total non-current assets	12,127	12,697

Total assets	$19,897	$27,067

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$651	$716
Operating lease liabilities	394	382
Other payables	843	1,240

Total current liabilities	1,888	2,338

NON-CURRENT LIABILITIES:
Warrants liability	902	5,329
Loan from others	23,292	20,082
Non-current operating lease liabilities	927	1,078

Total non-current liabilities	25,121	26,489

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at June 30, 2023 and at December 31, 2022; Issued and outstanding 1,453,970,784 shares at June 30, 2023 and 989,290,784 shares at December 31, 2022	-	-
Additional paid-in capital	117,740	116,082
Accumulated deficit	(123,112)	(115,835)
Accumulated other comprehensive loss	(1,740)	(2,007)

Total shareholders’ deficit	(7,112)	(1,760)

Total liabilities and shareholders’ deficit	$19,897	$27,067

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	Unaudited

Research and development expenses, net	$1,454	$1,974	$3,449	$3,137
Marketing, general and administrative	1,141	1,289	2,332	2,741

Total operating loss	2,595	3,263	5,781	5,878

Financial loss (income), net	1,167	(280)	1,496	(420)

Net loss	$3,762	$2,983	$7,277	$5,458

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.003)	(0.004)	(0.006)	(0.01)

Basic and diluted net loss per share
Weighted average number of shares used for computing basic and diluted net loss per share	1,351,850,046	746,898,671	1,322,019,241	745,817,220

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	Unaudited

Net loss	(3,762)	(2,983)	(7,277)	(5,458)

Other comprehensive (income) loss:
Foreign currency translation adjustments	151	(13)	267	(47)

Total comprehensive loss	$3,611	$(2,996)	$7,010	$(5,505)

The notes in BiondVax’s quarterly report are an integral part of the financial statements. The notes to the financial results will be available in the Form 6-K to be filed by BiondVax with the Securities and Exchange Commission.